PROGENICS PHARMACEUTICALS, INC.
 777 Old Saw Mill River Road
Tarrytown, New York 10591

September 16, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Rose Zukin
   Mr. Jeffrey Riedler
   Ms. Karen Ubell

Re:	Request for Acceleration of Effectiveness of
Registration Statement on Form S-3 (File No. 333-176244), as amended

Ladies and Gentlemen:

Pursuant to Rule 461 under the U.S. Securities Act of 1933, Progenics Pharmaceuticals, Inc. hereby requests that the effectiveness of the above Registration Statement be accelerated so that it will become effective on Monday, September 19, 2011, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

Progenics acknowledges that:

(i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Progenics from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) Progenics may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (914) 789-2862 or David Martin at (914) 593-6313 at with any questions regarding this matter.

Very truly yours,

PROGENICS PHARMACEUTICALS, INC.

By:           /s/ Mark R. Baker
Name:           Mark R. Baker
Title:           Chief Executive Officer

cc:      David E. Martin, General Counsel